Exhibit 99.1

FOR IMMEDIATE RELEASE

28 September 2021

Issuance of additional Just Eat Takeaway.com shares

Just Eat Takeaway.com N.V. (LSE: JET, AMS: TKWY, NASDAQ: GRUB), hereinafter the "Company", or together with its group companies "Just Eat Takeaway.com", one of the world’s largest online food delivery marketplaces, has issued 500,000 shares pursuant to various employee share and option plans.

In connection with existing employee share and option plans, the Company has issued 500,000 shares (the “Plan Shares”) in Just Eat Takeaway.com with a nominal value of €0.04 each, which rank pari passu with existing shares in the Company.

Applications have been made for the Plan Shares to be admitted to the premium listing segment of the Official List of the Financial Conduct Authority, to trading on the main market of the London Stock Exchange and to trading on Euronext Amsterdam (“Admission”). It is expected that Admission of the Plan Shares on the London Stock Exchange and on Euronext Amsterdam will become effective on or around 9.00 a.m. CET on 29 September 2021.

Following the issuance of the Plan Shares, the number of ordinary shares that the Company has in issue is 212,621,200. The total number of voting rights of the Company is 212,621,200 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company.

Just Eat Takeaway.com

Jitse Groen, CEO Brent Wissink, CFO Joerg Gerbig, COO

Matt Maloney, Member of the Management Board

Investors:

Joris Wilton

E: IR@justeattakeaway.com

Media:

E: press@justeattakeaway.com

For more information, please visit our corporate website: https://justeattakeaway.com

About Just Eat Takeaway.com

Just Eat Takeaway.com (LSE: JET, AMS: TKWY, NASDAQ: GRUB) is a leading global online food delivery marketplace outside China.

Headquartered in Amsterdam, the Company is focused on connecting consumers and restaurants through its platforms. With over 580,000 connected restaurants, Just Eat Takeaway.com offers consumers a wide variety of food choice. Just Eat Takeaway.com mainly collaborates with delivery restaurants. In addition, Just Eat Takeaway.com provides its proprietary restaurant delivery services for restaurants that do not deliver themselves.

The combination of Just Eat and Takeaway.com has rapidly grown to become a leading online food delivery marketplace with operations in the United States, United Kingdom, Germany, the Netherlands, Canada, Australia, Austria, Belgium, Bulgaria, Denmark, France, Ireland, Israel, Italy, Luxembourg, New Zealand, Norway, Poland, Portugal, Romania, Spain and Switzerland, as well as through partnerships in Colombia and Brazil.

Disclaimer

Statements included in this press release that are not historical facts (including any statements concerning investment objectives, other plans and objectives of management for future operations or economic performance, or assumptions or forecasts related thereto) are, or may be deemed to be, “forward-looking statements”. These forward-looking statements may be identified by the use of forward-looking terminology, including the terms “believes”, “estimates”, “plans”, “projects”, “anticipates”, “expects”, “intends”, “may”, “will” or “should” or, in each case, their negative or other variations or comparable terminology, or by discussions of strategy, plans, objectives, goals, future events or intentions. Forward-looking statements may and often do differ materially from actual results. Any forward-looking statements reflect the Company’s current view with respect to future events and are subject to risks relating to future events and other risks, uncertainties and assumptions relating to the Company’s business, results of operations, financial position, liquidity, prospects, growth or strategies. Forward- looking statements speak only as of the date they are made.

The Company expressly disclaims any obligation or undertaking to update, review or revise any forward-looking statement contained in this announcement whether as a result of new information, future developments or otherwise.